To: Securities and Exchange Commission

VIA EDGAR

March 24, 2011

Re: Golden Fork Corporation

Registration Statement on Form S-1

Filed December 1, 2010

File No. 333-169152

Mr. Webb:

We have filed on EDGAR Amendment No. 5 to our Form S-1. Below are the responses to your comments. We hope our answers will assist in your review. Please do not hesitate to contact us with any questions.

General

Refer to page 17. It appears that your Description of Capital Stock section, Interest of Named Experts and Counsel section, and part of your Description of Business section have been removed from your registration statement. Please advise.

Response: the following section was deleted in error by our Edgarizing agent:

DESCRIPTION OF CAPITAL STOCK

 Common Stock

 Our authorized capital stock consists of 75,000,000 shares of common stock, par value $0.00001 per share. The rights of holders of our common stock are as follow:

•	have equal ratable rights to dividends from funds legally available if and when declared by our board of directors;

•	are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

•	do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and

•	are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

 We refer you to our Articles of Incorporation, Bylaws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of our securities.

Non-cumulative voting

 Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of our directors. After this offering is completed, assuming the sale of all of our shares of common stock, present stockholders will own approximately 50% of our outstanding shares.

Cash dividends

 As of the date of this prospectus, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial position and our general economic condition. It is our intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

 Preferred stock

 We do not have a class of preferred stock.

 Anti-takeover provisions

 There are no Nevada anti-takeover provisions that may have the affect of delaying or preventing a change in control.

INTERESTS OF NAMED EXPERTS AND COUNSEL

 Our financial statements for the period from inception to May 31. 2010, included in this prospectus have been audited by M&K CPAS, PLLC, of 13831 Northwest Freeway, Suite 575 Houston, TX 77040, telephone number 832-242-9950. Their report is given upon their authority as experts in accounting and auditing. M&K CPAS, PLLC does not own any interest in us.

JPF Securities, LLC passed upon the validity of the issuance of the common shares to be sold under this prospectus. JPF Securities, LLC does not own any interest in us.

DESCRIPTION OF BUSINESS

 General

On December 22, 2009, we incorporated the Company in the State of Nevada and established a fiscal year end of May 31. The objective of this corporation is to enter into the catering services industry and to become a recognized leader in our targeted market for onsite food preparation and catering services.

The primary focus of the Golden Fork’s operations will be onsite food preparation and catering services for large events, corporate parties, conferences, schools or colleges, churches, synagogues, weddings, bar/bat mitzvahs, and other life milestone parties; our target market would also include in house catering and wealthy residents who entertain large parties at their homes. We also intend to provide personal chef services and gourmet catering.  Ms. Heyer will serve as the executive chef of the business, and she will provide all recipes for catered products. The focus of catered products will feature a South African/European theme.  We are a development stage company and currently have no employees other than our sole officer and director. Based on the size of catering event we would book, we may need to hire additional employees.

We have yet to generate any revenues and our operations to date include development of a business plan and creation of our website, www.goldenforkcorporation.com. Our business office is located at 8 Hermitage Way, Meadowridge, Constantia, 7806 Western Cape, RSA. Our telephone number is +27820605069. This office is owned by our sole director and officer, Ms. Heyer. We have paid rent of $3,750 to Ms. Heyer since Inception.

We have no plans to change our business operations or to combine with another business, and we are not aware of any events or circumstances that might cause these plans to change. We have yet to begin full operations and plan to fully implement our business plan once this offering is complete. Our plan of operation is forward looking and there is no assurance that we will ever begin operations.

We have conducted a brief market research into the likelihood of success of our operations or the acceptance of our product or services by the public.  Our research has shown that personal chef and catering services are in a great demand within our target market.  According to Entrepreneur Magazine, the personal chef business is among the fastest-growing businesses.  The annual revenues from the personal chef business are expected to reach $1.2 billion by 2010 as cited in Entrepreneur Magazine (The revenues cited in the Entrepreneur Magazine are not an estimate for the specific geographic market we intend to target).   Our strategy is to balance our catering business between both corporate and private customers.  By serving both corporate clients and private customers we would effectively hedge against trends which impact the catering needs of either market.  While businesses are attractive customers because of their potential loyalty, reducing the cost associated with bringing in each additional sale, the business catering market is very susceptible to market cycles. When there is a recession, our target market would be private customers for personal events and parties. Although expenditures on food at weddings, bar mitzvahs, and graduations may decrease a bit during recession, they will not disappear and can therefore be assured of some steady work by balancing these target markets.”

We included above section (mistakenly missing from our last filing, Amendment No. 4) into this filing, S-1, Amendment No.5.

Other

2. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Response: Our financial statements has been updated to comply with Rule 8-08 of Regulation S-X and reflect our last quarter ended February 28, 2011

3. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

Response: We have provided a currently dated consent from our independent public accountant.

Yours truly,

Golden Fork Corporation

By: /s/ Alida Heyer

Alida Heyer

President